FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   November 12, 2004

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

ACREX ALTERS PRIVATE PLACEMENT TERMS

November 12, 2004

          AKV:TSX Venture Exchange

Acrex Ventures Ltd. (the “Company”) has agreed with Canaccord Capital Corporation that the brokered private placement announced in the Company’s Release dated September 20, 2004 will be altered as to some details.

The placement of Units is to raise gross proceeds of $2,200,000.  Each Unit will consist of one (1) share and ½ of a 12-month warrant.  One full warrant will entitle the holder to purchase an additional non flow-through share at $0.25 per share.  The non flow-through Unit price will continue at $0.22 per Unit - and where purchasers buy flow-through Units the price will be $0.25 per Unit.  Up to 5,000,000 Units may be sold as flow-through Units.

The previous terms provided that each Unit would contain a full warrant, that the warrants would be exercisable at $0.30 per share, and that Units sold on a flow-through basis would be sold for $0.30 each.  All other terms as previously announced remain unchanged.

Investor Relations -

Tel    604-277-1752

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:      /s/ T.J. Malcolm Powell

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.